SIENA HOLDINGS, INC.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Siena Holdings, Inc.

                                (Name of Issuer)

                                John P. Kneafsey

                      (Names of Person(s) Filing Statement)

                          Common Stock, $0.10 par value

                         (Title of Class of Securities)

                                   826 203 101

                      (CUSIP Number of Class of Securities)

                                John P. Kneafsey
                               c/o W. Joseph Dryer
                                    President
                              Siena Holdings, Inc.
                        5068 W. Plano Parkway, Suite 300
                                 Plano, TX 75093
                                 (972) 381-4255

  Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kevin M. O'Connell, Esq.
                    O'Connell & Co./Hong Kong & Washington DC
                          818 Connecticut Avenue N. W.
                              Washington, DC 20006
                                 (202) 296-0350

This statement is filed in connection with (check the appropriate box):

  a     |X|   The filing of solicitation materials or an information
              statement subject to Regulation 14A, Regulation 14C or Rule
              13e-3(c) under the Securities Exchange Act of 1934.

  b     |_|   The filing of a registration statement under the Securities Act of 1933.

  c     |_|   A tender offer.

  d     |_|   None of the above.


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Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                         Calculation of Filing Fee

        Transaction valuation*                      Amount of filing fee**
        $3,525,000.00                               $705.00

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $1,500.00       Filing Party: Siena Holdings, Inc.
      Form or Registration No.: 0000060150    Date Filed:


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              TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
         SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Item 1. Summary Term Sheet

      The Information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

      (a)   Name and Address

            The information set forth in the "Notice of Special Meeting of Shareholders" of the Proxy Statement is incorporated herein by reference.

      (b)   Securities

            The information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 REVERSE STOCK SPLIT -- Voting
            Procedures and Revocability of Proxies" is incorporated herein by reference.

      (c)   Trading Market and Price

            The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC -- Price Range Common Stock and Dividends" is incorporated herein by reference.

      (d)   Dividends

            The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC. -- Price Range of Common Stock and Dividends" is incorporated herein by reference.

      (e)   Prior Public Offerings

            The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

      (f)   Prior Stock Purchases

            The Company has not purchased any subject securities during the past two years.

Item 3. Identity and Background of Filing Person

      The filing person is John P. Kneafsey. The subject company is Siena Holdings, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the Proxy Statement under the caption "INFORMATION ABOUT Siena Holdings, Inc. -- Current Directors and Executive Officers."


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

Item 4. Terms of the Transaction

      (a)   Material Terms

            The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

      (c)   Different Terms

            None.

      (d)   Appraisal Rights

            The information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 REVERSE STOCK SPLIT -- Appraisal Rights is incorporated herein by reference.

      (e)   Provisions For Unaffiliated Security Holders

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

      (f)   Eligibility For Listing or Trading

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

      (a)   Transactions

            Not applicable.

      (b)   Significant Corporate Events

            Not applicable.

      (c)   Negotiations or Contacts

            Not applicable.

      (e)   Agreements Regarding the Subject Company's Securities

            Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

      (a)   Use of Securities Acquired

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is herein incorporated by reference.


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

      (b)   (1) - (8) Plans

            The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS" and "PROPOSAL NO. 1 REVERSE STOCK SPLIT" is herein incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going Private
        Transaction

      (a)   Purposes

            The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Purpose and Reasons for the Reverse Stock Split" is herein incorporated by reference.

      (b)   Alternatives

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Alternatives Considered by the Board of Directors" is herein incorporated by reference.

      (c)   Reasons

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Purpose and Reasons for the Reverse Stock Split" is herein incorporated by reference.

      (d)   Effects

            The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" and "SPECIAL FACTORS -- Federal Income Tax Consequences" is herein incorporated by reference.

Item 8. Fairness of the Going Private Transaction

      (a)   Fairness

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is herein incorporated by reference.

      (b)   Factors Considered in Determining Fairness

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" and "SPECIAL FACTORS -- Alternatives Considered by the Board of Directors" is herein incorporated by reference.

      (c)   Approval of Security Holders

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" and "PROPOSAL NO. 1 REVERSE STOCK SPLIT -- Vote Required" is herein incorporated by reference.


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      (d)   Unaffiliated Representative

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

      (e)   Approval of Directors

            The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" and "SPECIAL FACTORS -- Background" is herein incorporated by reference.

      (f)   Other Offers

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Alternatives Considered by the Board of Directors" is herein incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

      (a) - (c)   The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Opinion of Charenton Advisors" is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

      (a)   Source of Funds

The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is incorporated herein by reference.

      (b)   Conditions

            Not applicable.

      (c)   Expenses

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is incorporated herein by reference.

      (d)   Borrowed Funds

            Not applicable.

Item 11. Interest in Securities of the Subject Company

      (a)   Securities Ownership

            The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC. -- Ownership of Voting Securities of the Company" is incorporated herein by reference.


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

      (b)   Securities Transactions

Item 12. The Solicitation or Recommendation

      (d)   Intent to Tender or Vote in a Going-Private Transaction

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

      (e)   Recommendations of Others

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Reverse Stock Split" is incorporated herein by reference.

Item 13. Financial Statements

      (a) The financial information in the Company's Annual Report on Form 10-K for the year ended June 30, 2002 and the Company's Form 10-Q for the quarter ended March 31, 2003 are incorporated herein by reference.

      (b)   Pro Forma Information

            The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of Reverse Stock Split and the Reduction in Authorized Common Stock on the Company's Shareholders" is herein incorporated by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

            The information set forth in the Proxy Statement under the caption "INFORMATION ABOUT SIENA HOLDINGS, INC. -- Persons Making the Solicitation" is incorporated herein by reference.

Item 15. Additional Information

            The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16. Exhibits.

      (a)(1) The Definitive Proxy Statement, including all appendices thereto (filed electronically by EDGAR with the Securities and Exchange Commission on September 30, 2003) is incorporated herein by reference.

      (c)(1) The Opinion of Charenton Advisors, including all Exhibits thereto (filed as Appendix B to the Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 30, 2003) is incorporated herein by reference.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2003

                                         John P. Kneafsey
                                         Chief Executive Officer
                                         Siena Holdings, Inc.


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